[ROYAL GROUP LOGO]

THIRD QUARTER REPORT

ENDED JUNE 30 2003


MESSAGE TO SHAREHOLDERS

Royal's third quarter financial results, simply put, are unacceptable. High material costs and low capacity utilization throughout the Group have proved to be difficult challenges in the sluggish economic environment we have encountered in the first nine months of fiscal 2003. However, we continue to implement strategic plans that we believe will provide us with improved financial performance.

TURNAROUND OF WINDOW COVERINGS DIVISION

In our second quarter report to shareholders, we outlined our plans to restore profitability in the Window Coverings Division. Recall that we are exiting custom special order programs and related stock-size programs with certain U.S. home improvement retailers that require a high degree of costly merchandising and in-store sales support. We are refocusing our marketing efforts on the dealer/fabricator channel of distribution, where we have an extensive customer base, strong brand identity, an organization well suited to rapidly responding to dealer/fabricator needs and a strong reception to our on-going product innovations.

During the third quarter we initiated exit from undesirable programs, tempering the desire to immediately exit with a desire to be responsible to our customers. We expect to have fully exited these programs by the end of August. To assist in mitigating our losses during the phase-out period, these retail customers have agreed to some price increases.

The response from the dealer/fabricator network to our decision to refocus on that channel has been quite positive. We have now placed updated catalogues and sample kits in the hands of our 1400 dealer/fabricator customers, which include many of our newer offerings, including our ColorWash(TM) vertical and horizontal window blinds that look like fine cloth draperies, but have superior heat and light resistance. As a result of these initiatives, we are regaining customer confidence and have begun to enjoy more business with existing dealer/fabricator customers and secured additional customers.

These initiatives are beginning to produce an encouraging financial impact. We reduced our losses in the third quarter from those we recorded in the second, excluding the additional charges related to the exiting programs. We were particularly pleased to see less loss in June than we had been anticipating. The window coverings division is on track to deliver break-even performance on a monthly basis by the end of fiscal 2003.

RESPONDING TO RISING MATERIAL COSTS

During the third quarter, we had high cost PVC resin flowing through our manufacturing plants. As most of you are aware, PVC resin costs are up by approximately 25% since January. Our profit margins have suffered significant compression due to these material cost increases. In response to rising material costs, we have increased selling prices for custom profiles, exterior cladding, pipe and window coverings, with most of these increases taking effect at various points in the third fiscal quarter. These finished product price increases, coupled with some recent easing of PVC costs, will help us to mitigate the impact of higher material costs going forward.

RIGHT-SIZING INVENTORY AND PRODUCTION

In the third quarter, we incurred a $14 million inventory charge relating to writing down excess inventory or higher priced inventories to current replacement cost or net realizable value. This write-down resulted from the extensive review of production and inventory levels as against the sales achieved, in the quarter and that expected for the balance of the season.

During the third quarter, we began to curtail production at various facilities in order to reduce inventory levels. With slower than expected sales achievements during the third quarter, we were not able to draw inventories down in absolute terms as compared to last year. Accordingly, we will further curtail production on an increased basis during the fourth quarter. This action will decrease our fixed cost absorption and negatively impact margins during the fourth quarter, but will position us better for business going forward.

STRATEGIES TO OPTIMIZE CASH FLOW

We are also making progress with our capital expenditure curtailment program. Through increased scrutiny and better use of under-utilized assets across the Group, we are minimizing capital expenditures. We expect that we will be able to again reduce capital expenditures in 2004, further generating increased free cash flow. Inventory reductions are also resulting in increased cash flows, and together, both initiatives are expected to offset any shortfall of cash from operating activities.

INCREASING PENETRATION OF CORE MARKETS

We are pleased to report on some of our early successes with respect to our cross-selling programs. During this past quarter, we made presentations to key window fabricator customers regarding the other Royal products available for their distribution. These complementary products include a "pro" line of fencing, decking and railing, siding and decorative columns. Similarly, we have introduced a "pro" line of railing and decorative columns to select distributors of our vinyl siding products. We are now preparing these product bundling programs for launch by these customers in 2004.

Rest assured that the entire management team is committed to the improvement of the financial results and is implementing strategies that we believe will result in enhanced shareholder value. We thank our employees, customers and shareholders for their support, as we position Royal Group to realize its potential.

/s/ Vic De Zen                                         /s/ Douglas Dunsmuir
------------------------                               -------------------------
Vic De Zen                                             Douglas Dunsmuir
Chairman and C.E.O.                                    President
August 26, 2003                                        August 26, 2003

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)


                                                 JUNE 30/03       Sept. 30/02        June 30/02
                                                -----------       -----------       -----------
                                                (UNAUDITED)        (audited)        (unaudited)
                                                                  (restated,        (restated,
                                                                    note 2)           note 2)
ASSETS

Current assets:
  Accounts receivable                           $   378,736       $   390,332       $   426,898
  Inventories                                       502,623           495,710           480,037
  Prepaid expenses                                   20,351            26,295            25,656
                                                -----------       -----------       -----------
                                                    901,710           912,337           932,591

Future income tax assets                             26,650             8,824            31,218
Property, plant and equipment                     1,542,935         1,637,049         1,694,196
Goodwill and other assets                           261,959           275,757           274,379
                                                -----------       -----------       -----------
                                                $ 2,733,254       $ 2,833,967       $ 2,932,384
                                                ===========       ===========       ===========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Bank indebtedness                             $   468,260       $   383,785       $   471,828
  Accounts payable and accrued liabilities          237,251           257,324           249,715
  Term debt due within one year                      24,830           103,754           102,646
                                                -----------       -----------       -----------
                                                    730,341           744,863           824,189

Term debt                                           399,234           447,290           463,080
Future income tax liabilities                       141,007           126,891           152,058
Minority interest                                    14,790            18,249            17,208

Shareholders' equity:
  Capital stock                                     632,711           632,697           632,316
  Retained earnings                                 919,954           900,141           878,437
  Currency translation adjustments                 (104,783)          (36,164)          (34,904)
                                                -----------       -----------       -----------
                                                  1,447,882         1,496,674         1,475,849
                                                -----------       -----------       -----------
                                                $ 2,733,254       $ 2,833,967       $ 2,932,384
                                                ===========       ===========       ===========


See accompanying notes to consolidated financial statements.


On behalf of the Board:


/s/ Vic De Zen                                         /s/ Ron Goegan
------------------------                               -------------------------
Chairman and Director                                  Director
Vic De Zen                                             Ron Goegan
Chief Executive Officer                                Chief Financial Officer

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)


                                                        3 MONTHS          3 months         9 MONTHS          9 months
                                                         ENDED             ended             ENDED             ended
                                                       JUNE 30/03        June 30/02        JUNE 30/03        June 30/02
                                                      -----------       -----------       -----------       -----------
                                                      (UNAUDITED)       (unaudited)       (UNAUDITED)       (unaudited)
                                                                        (restated,                          (restated,
                                                                          note 2)                             note 2)
Net sales                                             $   525,024       $   579,330       $ 1,358,619       $ 1,368,294

Cost of sales and operating expenses                     (484,725)         (455,096)       (1,202,883)       (1,084,196)
                                                      -----------       -----------       -----------       -----------
Operating margin                                           40,299           124,234           155,736           284,098

Amortization charges                                      (32,164)          (29,777)          (96,437)          (88,926)
Interest and financing charges                            (12,605)          (13,048)          (38,249)          (39,469)
                                                      -----------       -----------       -----------       -----------
(Loss) earnings before income taxes and minority
  interest                                                 (4,470)           81,409            21,050           155,703

Income tax recovery (expense) (note 5)                      2,752           (23,884)           (1,350)          (45,894)
                                                      -----------       -----------       -----------       -----------
(Loss) earnings before minority interest                   (1,718)           57,525            19,700           109,809

Minority interest                                              73              (679)              113              (961)
                                                      -----------       -----------       -----------       -----------
Net (loss) earnings                                   $    (1,645)      $    56,846       $    19,813       $   108,848
                                                      ===========       ===========       ===========       ===========
(Loss) earnings per share (note 4):
  Basic                                               $     (0.02)      $      0.61       $      0.21       $      1.18
  Diluted                                             $     (0.02)      $      0.60       $      0.21       $      1.16
                                                      ===========       ===========       ===========       ===========


See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian dollars)


                                             3 MONTHS        3 months        9 MONTHS      9 months
                                               ENDED          ended           ENDED          ended
                                            JUNE 30/03      June 30/02      JUNE 30/03     June 30/02
                                            ----------      ----------      ----------     ----------
                                           (UNAUDITED)     (unaudited)     (UNAUDITED)    (unaudited)
                                                            (restated,                     (restated,
                                                              note 2)                        note 2)
Retained earnings, beginning of period      $ 921,599       $ 826,303       $ 900,141      $ 775,229
Accounting policy change (note 2)                  --          (4,712)             --         (5,640)
Net (loss) earnings                            (1,645)         56,846          19,813        108,848
                                            ---------       ---------       ---------      ---------
Retained earnings, end of period            $ 919,954       $ 878,437       $ 919,954      $ 878,437
                                            =========       =========       =========      =========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)


                                                                3 MONTHS        3 months        9 MONTHS        9 months
                                                                  ENDED           ended           ENDED           ended
                                                               JUNE 30/03       June 30/02     JUNE 30/03       June 30/02
                                                               ----------       -----------    -----------      ----------
                                                               (UNAUDITED)      (unaudited)    (UNAUDITED)      (unaudited)
                                                                                (restated,                      (restated,
                                                                                  note 2)                         note 2)
Cash provided by (used in):

Operating activities:
  (Loss) earnings before minority interest                      $  (1,718)      $  57,525       $  19,700       $ 109,809
  Items not affecting cash                                         71,356          38,963         138,745         102,039
  Increase in non-cash working capital requirements                (2,219)         (4,887)        (81,301)        (71,809)
                                                                ---------       ---------       ---------       ---------
                                                                   67,419          91,601          77,144         140,039

Financing activities:
  (Decrease) increase in bank indebtedness                        (46,251)        (78,119)         84,475          66,461
  Repayment of term debt                                             (243)           (210)        (79,994)           (657)
  Decrease in minority interest                                        --              --          (3,964)             --
  Proceeds from issuance of shares under stock option plan             --           3,584              14          23,541
                                                                ---------       ---------       ---------       ---------
                                                                  (46,494)        (74,745)            531          89,345

Investing activities:
  Acquisition of property, plant and equipment, net               (20,865)        (37,740)        (71,374)       (110,578)
  Acquisitions of other businesses                                     --              --          (4,134)       (149,250)
  Proceeds from the sale of non-strategic assets                       --          21,130              --          30,939
  Increase in other assets                                            (60)           (246)         (2,167)           (495)
                                                                ---------       ---------       ---------       ---------
                                                                  (20,925)        (16,856)        (77,675)       (229,384)
                                                                ---------       ---------       ---------       ---------
Change in cash, being cash, end of period                       $      --       $      --       $      --       $      --
                                                                =========       =========       =========       =========


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)


1. CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the accounts of Royal Group Technologies Limited, its subsidiaries and its proportionate share of its joint ventures.

     In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2003 and the results of operations and cash flows for the three month and nine month periods ended June 30, 2003.

     Currently the Company operates substantially in the North American renovation, remodeling and construction markets, which are seasonal. The Company's annual free cash flow is achieved substantially in the last two quarters of the fiscal year.

2. CHANGE IN ACCOUNTING POLICIES

Except as outlined below, the Company's accounting principles remain unchanged from the most recent fiscal year ended September 30, 2002. For details, please refer to note 1 on page 30 of the Company's 2002 Annual Report.

     The Canadian Institute of Chartered Accountants (CICA) Handbook Section 1650 with respect to foreign currency exchange gains and losses was adopted for fiscal 2003. The standard requires separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on non-current foreign currency denominated monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. This change was applied retroactively with the result that net earnings increased by $464 in the quarter ending June 30, 2002 and by $1,392 ($0.01 per share) in the nine month period ending June 30, 2002. The deferred foreign exchange losses on the balance sheet have been reclassified from term debt to retained earnings.

     Effective October 1, 2002, the Company adopted the new recommendations of the CICA with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after October 1, 2002. CICA Handbook Section 3870, requires additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options issued on or after October 1, 2002. The Company did not issue any stock options in the period from October 1, 2002 to June 30, 2003.

     Certain September 30, 2002 and June 30, 2002 figures have been restated to conform with the financial statement presentation adopted in fiscal 2003.


3. SEGMENT REPORTING INFORMATION


                                                    Products         Support
                                                    Segment          Segment        Intra-Group       Consolidated
                                                  -----------      -----------      -----------       ------------
For the quarter ended June 30, 2003
Net sales                                         $   528,791      $   153,940      $  (157,707)      $   525,024
Operating margin                                        6,819           33,480                             40,299
Amortization charges                                   22,833            9,331                             32,164
Acquisition of property, plant and equipment           16,162            4,703                             20,865
Property, plant and equipment                         770,185          772,750                          1,542,935
Total assets                                        1,707,144        1,026,110                          2,733,254

For the 9 months ended June 30, 2003
Net sales                                         $ 1,343,966      $   428,780      $  (414,127)      $ 1,358,619
Operating margin                                       59,173           96,563                            155,736
Amortization charges                                   69,411           27,026                             96,437
Acquisition of property, plant and equipment           47,464           23,910                             71,374
Property, plant and equipment                         770,185          772,750                          1,542,935
Total assets                                        1,707,144        1,026,110                          2,733,254

For the quarter ended June 30, 2002
Net sales                                         $   560,760      $   151,270      $  (132,700)      $   579,330
Operating margin                                       79,625           44,609                            124,234
Amortization charges                                   21,052            8,725                             29,777
Acquisition of property, plant and equipment           30,215            7,525                             37,740
Property, plant and equipment                         832,098          862,098                          1,694,196
Total assets                                        1,752,151        1,180,233                          2,932,384

For the 9 months ended June 30, 2002
Net sales                                         $ 1,328,014      $   436,202      $  (395,922)      $ 1,368,294
Operating margin                                      153,637          130,461                            284,098
Amortization charges                                   62,616           26,310                             88,926
Acquisition of property, plant and equipment           76,720           33,858                            110,578
Property, plant and equipment                         832,098          862,098                          1,694,196
Total assets                                        1,752,151        1,180,233                          2,932,384


Net sales by geographic region for the 3 months ending June 30, 2003 were 57% to the U.S. (2002 - 62%), 37% to Canada (2002 - 32%) and 6% to foreign markets (2002 - 6%) and for the 9 months ended June 30, 2003 were 61% to the U.S. (2002
- 63%), 32% to Canada (2002 - 30%) and 7% to foreign markets (2002 - 7%).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)


4. (LOSS) EARNINGS PER SHARE

Basic and diluted (loss) earnings per share have been calculated using the weighted average and maximum dilutive number of shares outstanding for the three month period of 93,220,617 (2002 - 93,032,997) and 93,248,648 (2002 -
94,588,206) and for the nine month period of 93,219,717 (2002 - 92,382,232) and
93,323,219 (2002 - 93,658,049) respectively. As at June 30, 2003, the Company had outstanding 15,935,444 multiple voting shares, 77,285,173 subordinate voting shares, and 9,064,217 options to acquire subordinate voting shares under the Company's employee stock option plan.

5. INCOME TAXES

During the quarter, the Company recorded an income tax recovery on its pre-tax loss reported under GAAP, as a result of permanent differences between income for accounting purposes including the elimination of intercompany transactions, and the amounts upon which tax is assessable.

6. SUBSEQUENT EVENT

The Company expects to record a pre-tax charge of approximately $8.5 million in the fourth quarter, relating to identified severance and lease terminations, and business exit costs.


MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2003, AS COMPARED TO THE QUARTER ENDED JUNE 30, 2002

Consolidated net sales for the third quarter declined by 9% to $525 million, compared to $579 million the previous year. Sales were negatively affected by the harsh weather experienced in our major markets and the overall weak consumer confidence as well as the impact of foreign exchange. Products Segment sales for the quarter were $529 million, down 6% compared to $561 million in the prior year. Home Improvement Products sales decreased by 5% to $281 million from $296 million. Custom Profiles sales declined by 6% and Exterior Cladding sales declined by 1%. Adjusting for foreign exchange, Custom Profile sales were essentially flat year over year while Exterior Cladding sales increased over last year. Consumer Products sales were $157 million compared to $163 million, a 4% decline. Window Coverings sales decreased 10%, Housewares & Furniture sales decreased 3%, while Outdoor Products sales increased 4%. Adjusting for the foreign exchange impact, Window Coverings sales still showed a decline, due to the decision to terminate attempts to expand supply of custom special order window coverings to certain U.S. home improvement retailers. Outdoor Products sales increased in spite of unfavorable weather conditions in the northeast. Housewares & Furniture sales were down due to soft consumer spending and the weather which impacted the sales of patio furniture. Construction Product sales decreased to $66 million from $76 million. The decline of 12% in the third quarter was due primarily to sales of Pipe & Fittings, which was related to weather conditions delaying construction. Royal Building Systems and Foreign Operations sales decreased 8%. After taking into account the foreign exchange impact, sales for this division were essentially flat compared to last year.

     Support Segment sales for the quarter increased 2% to $154 million from $151 million the previous year. Sales in the Support Segment are largely eliminated on consolidation due to the nature of the Group's vertical integration. Sales of Materials grew 8% reflecting higher raw materials cost per pound, slightly offset by lower volumes sold. Sales in Machinery & Tooling decreased 16% to $13 million, due to slow sales activity in our Italian equipment manufacturers. Sales in the Services category decreased 15% to $22 million over the prior year due to the windup and sale of certain plant construction and related businesses throughout fiscal 2002. Sales in the third quarter were consistent with each of the first two quarters of the current fiscal year.

     During the quarter, sales to non-Canadian customers including foreign based sales and exports from Canadian operations decreased to 63% of total sales, lower than the 68% for the prior year, reflecting the relative strengths of the Canadian economy and the Canadian dollar.

     Operating margin or EBITDA (earnings before interest and financing charges, taxes, depreciation and amortization charges and minority interest) is a widely used term in the financial markets but is not a recognized measure under Canadian generally accepted accounting principles. Management believes that EBITDA is a valuable supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. It should also be noted that the Group's method of calculating EBITDA may differ from other companies and therefore may not be comparable to EBITDA used by other companies. The Group's overall EBITDA for the quarter ended June 30, 2003 decreased by 68% to $40 million compared to $124 million last year. EBITDA as a percentage of sales was 7.7% compared to 21.4% last year. EBITDA was negatively impacted by: increases in material costs; lower absorption of fixed costs due to declines in production; a $29.0 million charge to cost of sales and selling expenses relating to the write-down of tangible assets, primarily being inventories, promotional material and accounts receivable, in connection with the decision to exit from certain retail window coverings programs in the U.S.; a $16.5 million charge to cost of sales and selling expenses relating to inventory and accounts receivable provisions; offset partially by a $3.3 million recovery of bonus accruals relating to the executive compensation review of the CEO and President. Excluding the impact of the retail program exit costs and the additional inventory and receivable provisions, our EBITDA margins were 15.7% compared to 21.4% last year.

     Raw material costs increased to 55.3% of sales from 42.2% last year. Excluding the previously mentioned charges aggregating to $45.5 million, material costs were 47.7% of sales. This is primarily due to higher material costs working their way through cost of sales. The $14.3 million inventory charge relates to writing down excess inventory or higher priced inventories to current replacement cost or net realizable value. This write-down resulted from the extensive review of production and inventory levels as against the sales activity, in the quarter and that expected for the

MANAGEMENT'S DISCUSSION AND ANALYSIS

balance of the season. Labor costs decreased to 13.2% of sales as compared to 13.4% last year as a result of the reduction in employee requirements typical in our peak season. Other manufacturing costs increased as a percentage of sales to 10.2% from 9.0% last year as production volumes were not sufficient to absorb fixed costs. It is expected that other manufacturing costs as a percentage of sales will remain high, as the focus will be to reduce finished goods inventory levels over the remainder of the fiscal year by way of production curtailments. Partially offsetting this will be management's on-going efforts to review existing capacities, curtail new capital expenditures and consolidate certain of Royal's operations with its ultimate goal to increase the overall Group capacity utilization rate. Selling and distribution costs increased to 14.6% of sales compared to 13.8% last year. Excluding the previously mentioned selling charges, these costs decreased to 13.5% of sales. General and administration costs as a percent of sales decreased to 5.1% from 5.3%. However, excluding the recovery of executive bonuses as determined by the recent compensation committee review, these costs increased to 5.8% of sales.

     Products Segment EBITDA, for the quarter ended June 30, 2003 declined to $7 million from $80 million. EBITDA as a percentage of sales decreased to 1.3% from 14.2% last year. Excluding the previously mentioned charges, EBITDA for the Products Segment would be $51 million or 9.5% of sales. The decrease from the prior year reflects both increased material costs not offset by selling price increases, and unabsorbed capacity costs.

     Support Segment EBITDA for the quarter ended June 30, 2003, decreased to $33 million from $44 million. EBITDA as a percentage of sales decreased to 21.8% from 29.5% due primarily to higher raw material costs. Excluding the previously mentioned charges, EBITDA for the Support Segment would be $35 million or 23.1% of sales.

     Amortization expense for the quarter increased slightly to $32 million as compared to last year's $30 million. In the Products Segment, amortization was 4.3% of sales, up from 3.8% last year. In the Support Segment, amortization expense was 6.1% of sales, up from 5.8% last year. Interest and financing charges of $12.6 million are consistent with last year's $13.0 million. This reflects the repayment of higher fixed rate term debt earlier in the year by drawing on lower rate bank debt, offset by the effects of exiting our commercial paper program. Effective October 1, 2002, the Group adopted Section 1650, of the CICA Handbook regarding foreign currency translation (see note 2 to the accompanying financial statements). The change in accounting policy resulted in no deferred foreign exchange losses being amortized this quarter, whereas for the quarter ended June 30, 2002, net earnings were retroactively increased by $0.5 million.

     During the quarter, the Group recorded a net income tax recovery of $2.8 million as a result of permanent differences between income recorded for accounting purposes and the amounts upon which tax is assessable (see note 5 to the accompanying financial statements). The Group's overall effective tax rate for the last quarter of fiscal 2003 is expected to be between 27% and 28%.

     For the quarter ended June 30, 2003, the Company reported a net loss of $1.6 million or 0.3% of sales compared to net earnings of $57 million or 9.8% of sales last year. On a diluted basis, the loss per share for the quarter was $0.02 compared to earnings per share of $0.60 in the prior year. Excluding the impact of the $45.5 million charges relating to Window Coverings and additional inventory and receivable provisions, the recovery of the executive bonuses of $3.3 million and the income tax recovery, earnings per share would be $0.30 per share. The average number of diluted shares outstanding for the quarter was 93.2 million.

LIQUIDITY AND CAPITAL RESOURCES

Free cash flow (cash flow from operations less change in non-cash working capital, less acquisition of property, plant and equipment) during the quarter was a source of $46.6 million, compared to the prior year's cash flow source of $53.9 million. During the quarter much of the operational shortfall in cash flow was offset by a reduction in capital expenditures. Working capital, excluding cash and funded debts, was $664 million at June 30, 2003 compared to $683 million at June 30, 2002. This year's working capital has been reduced due to lower accounts receivable offset by the increase in finished goods inventory.

     Due to the continuous efforts and focus on monitoring collections, days receivable outstanding has improved to 60 days as compared to 63 days last year. Days inventory outstanding at June 30, 2003, decreased to 138 days from last year's 148 days. We continue to focus on reducing finished goods inventory levels, particularly in Pipe & Fittings, Housewares & Furniture and Outdoor Products, which have been most affected by weather and consumer confidence and spending. Third quarter capital expenditures decreased to $21 million compared to $25 million in the preceding quarter and $38 million in the prior year. This quarter's capital expenditures continued to be primarily for tooling and equipment to be used in the Products Segment, most notably for Home Improvement Products, and additional capacities in the Materials division. Capital expenditures not yet committed have been suspended, with each request requiring re-approval by the CEO or the President.

     At June 30, 2003, the net bank indebtedness was $468 million. The Group's $650 million bank credit facility was effectively 72% utilized. This is an improvement from last year when $472 million was utilized, particularly given the re-payments of $104 million on the term debt since last year. The funded debt to total capitalization ratio was 37.9%, compared to 39.0% at March 31, 2003 and 40.8% at June 30, 2002. The Group expects continued significant reductions to short term debt through application of free cash flow. Free cash flow improvements are intended to be achieved through the reduction of finished goods inventory, the curtailment of capital expenditures and potentially from proceeds from the sale of non-strategic assets. The bank credit facility was renewed in April 2003 for $650 million, with a further decline to $500 million committed for the end of August 2003. Management believes that the Group's anticipated operating cash flow and available credit under its existing financing arrangements are sufficient to meet its working capital and capital spending requirements, as well as debt service requirements, including the seasonal natures thereof.

CORPORATE DIRECTORY


CORPORATE OFFICE:
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario
Canada L4L 8Z7

Telephone: (905) 264-0701
Facsimile: (905) 264-0702
Web site: www.royalgrouptech.com

SHARES LISTED ("RYG"):
Toronto Stock Exchange,
New York Stock Exchange

INDEX LISTINGS
S&P/TSX60 Index
S&P/TSX Composite Index

TRANSFER AGENTS AND REGISTRARS:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-800-663-9097 or (416) 981-9633
Facsimile: (416) 981-9507
E-mail: caregistryinfo@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company, Inc.
12039 W. Alameda Parkway, Site 2-2
Lakewood, CO 80228
Tel: (303) 956-5400
Fax: (303) 986-2444

SHAREHOLDER INQUIRIES

Responses to shareholder inquiries as well as information published by the Company for its shareholders and others, including annual reports, quarterly reports and annual information forms may be obtained from:

Investor Relations
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
E-mail: info@royalgrouptech.com
Web site: www.royalgrouptech.com


TRADING DATA


                    High      Low    Close    Volume
                    (TSX)    (TSX)   (TSX)  (in 000's)
                                             TSX+NYSE
                    -----    -----   -----  ----------
Fiscal 2002
Q1                  29.49    21.90   29.38   17,216
Q2                  32.40    28.05   30.15   14,460
Q3                  32.20    28.67   31.48   16,953
Q4                  31.97    13.06   13.70   25,607

Fiscal 2003
Q1                  17.50    13.02   15.21   19,095
Q2                  16.79     6.57    6.85   30,163
Q3                  10.69     6.60    9.63   33,877


DEBT RATINGS


Rating Agency            Medium Term Notes
-------------            -----------------
DBRS                     BBB (high)
S&P                      BBB


FORWARD LOOKING STATEMENTS:

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expects", "should continue", "believes", "anticipates", "estimated" and "intends" or similar formulations. By their nature, these forward-looking statements involve known and unknown risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity, changes in product costs and pricing, an inability to achieve or delays in achieving savings related to the cost reductions, or revenues related to sales price increases, consolidation and restructuring programs, changes in product mix, the growth rate of the markets into which Royal's products are sold, market acceptance and demand for Royal's products, changes in availability or prices for raw materials, pricing pressures resulting from competition, difficulty in developing and introducing new products, failure to penetrate new markets effectively (particularly markets in developing countries), the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks, difficulty in preserving proprietary technology, changes in environmental regulations, currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of August 26, 2003 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.


[ROYAL GROUP TECHNOLOGIES LOGO]